Cover Sheet of Form 6-K

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

 November, 2003

Imperial Ginseng Products Ltd.

Suite 1601 – 650 West Georgia St. Vancouver, BC, V6B 4N7

[Indicate by check mark whether the registrant files of will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F

X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Imperial Ginseng Products Ltd.

(Registrant)

Date       November 26, 2003

By

“James S. Chang”

James S. Chang, President and Director

QUARTERLY AND YEAR END REPORT

BC FORM 51-901f

(previously Form 61)

Incorporated as part of :	X	Schedule A

	X	Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Imperial Ginseng Products Ltd.

ISSUER ADDRESS	Suite 1601 - 650 West Georgia Street
P.O. Box 11549
Vancouver, BC
V6B 4N7

CONTACT PERSON	Hilary Madore

CONTACT POSITION	Vice President Finance

CONTACT TELEPHONE #	(604) 689-8863

CONTACT EMAIL ADDRESS	Hilarym@imperialginseng.com

WEB SITE ADDRESS	N/A

FOR QUARTER ENDED	September 30, 2003

DATE OF REPORT	October 30, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

HUGH CARTWRIGHT	“Hugh Cartwright”	2003/10/30
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

JAMES CHANG	“James Chang”	2003/10/30
NAME OF DIRECTOR	SIGNED	DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

IMPERIAL GINSENG PRODUCTS LTD.

Three months ended September 30, 2003

(Unaudited - Prepared by Management)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Balance Sheet

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

	September 30, 2003	June 30, 2003 (Audited)
Assets

Current Assets:
Cash	$ 114,129	$ 52,730
Accounts receivable	43,196	37,869
Inventory	793,863	145,956
Ginseng crop costs (schedule)	2,400,000	2,700,000
Prepaid expenses	266,702	98,520
	3,617,890	3,035,075

Ginseng crop costs (schedule)	5,182,818	4,351,190
Capital assets	1,699,251	1,629,735
Investment	1	1

	$ 10,499,960	$ 9,016,001
Liabilities and Shareholders’ Equity

Current Liabilities:
Bank indebtedness	$ 1,945,000	$ 385,000
Accounts payable and accrued liabilities	2,262,837	1,991,820
Current portion of obligations under capital leases	417,697	420,137
Current portion of term debt	222,000	515,950
	4,847,534	3,312,907

Royalty amount payable	8,619	62,820
Obligations under capital leases	87,461	66,296
Term debt	301,092	317,340

Shareholders’ Equity:
Share capital (note 3)	52,610,962	51,986,968
Conversion option	266,701	266,701
Deficit	(47,622,409)	(46,997,031)
	5,255,254	5,256,638

	$ 10,499,960	$ 9,016,001

On Behalf of the Board

“James Chang”

“Hugh Cartwright”

James Chang, Director

Hugh Cartwright, Director

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Income (Loss)

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2003	2002

Revenue:
Ginseng root	$ -	$ 565,911
Consumer products	154,578	195,602
	154,578

Cost of sales	62,756	595,972

Gross profit	91,822	165,541

Interest and other income	221	7,919

	92,043	173,460
Expenses:
Depreciation	1,142	630
Interest expense	48,978	102,917
Legal and audit	7,731	5,217
Marketing	6,063	20,620
Office supplies and services	8,848	6,447
Other	5,313	1,709
Rent	21,751	11,290
Salaries	119,961	116,164
Travel	7,338	7,739

	227,125	272,733

Net loss before undernoted	(135,082)	(99,273)

Gain on disposal of capital assets	12,925	9,433
Gain on settlement of term debt	264,057	364,296
	276,982	373,729

Net income before taxes	141,900	274,456

Income taxes (recovery)	75	(11,961)

Net income	$ 141,825	$ 286,417

Net loss per share (note 2)	$ (0.05)	$ (0.05)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statements of Deficit

(expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2003	2002

Deficit, beginning of the period	$ (46,997,031)	$ (44,515,125)

Net income	141,825	286,417

Preferred share dividends	(677,316)	(687,036)

Royalty amount	(89,887)	(111,221)

Deficit, end of the period	$ (47,622,409)	$ (45,026,965)

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Cash Flows

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2003	2002

Cash flows from operations:
Net income	$ 141,825	$ 286,417
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	3,944	7,262
Ginseng crop costs, net of deferred depreciation and amortization of $79,236 (2002 – $78,321)	(1,106,392)	(1,084,132)
Gain on disposal of capital assets	(12,925)	(9,433)
Gain on settlement of term debt	(264,057)	(364,296)
	(1,237,605)	(1,164,182)
Changes in non-cash working capital
Increase in accounts receivable	(5,327)	(29,017)
Decrease in inventory	6,093	512,260
Increase in prepaid expenses	(158,482)	(45,896)
Increase in accounts payable	285,714	58,873
Cash used in operating activities	(1,109,607)	(667,962)

Cash flows from financing activities:
Drawings of short-term borrowings	1,560,000	970,000
Reduction of capital lease obligations	(18,523)	(17,598)
Reduction of term debt	(261,050)	(232,944)
Cash provided by financing activities	1,280,427	719,458

Investing:
Purchase of capital assets, net of disposal proceeds	(109,421)	(21,986)

Net increase in cash	61,399	29,510

Cash at beginning of period	52,730	70,969

Cash at end of period	$ 114,129	$ 100,479

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Statement of Cash Flows (Continued)

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2003	2002

Non-cash investing and financing activities not included in cash flows:
Preferred shares converted to common shares	$ 102,300	$ 631,935
Dividends and royalty accrued on preferred shares	767,203	798,257
Preferred share issue costs accrued	143,209	144,033
Capital asset purchases financed with capital leases	37,248	-

Supplemental cash flow information:
Interest paid	$ 20,694	$ 37,128

IMPERIAL GINSENG PRODUCTS LTD.

Consolidated Schedules of Ginseng Crop Costs

(expressed in Canadian dollars)

(Unaudited - Prepared by Management)

Three months ended September 30,	2003	2002

Capital tax (recovery) expense	$ 1,517	$ (26,067)
Depreciation	79,236	78,321
Direct labour	591,280	570,963
Equipment rental	11,244	6,971
Fertilizers	159,590	110,475
Fuel	25,922	29,201
Hardware, supplies and small tools	14,176	16,921
Insurance	16,623	14,276
Land rental	181,997	191,663
Mulch	52,345	107,102
Office supplies and services	14,833	19,636
Rent	4,920	4,920
Repairs and maintenance	19,094	23,670
Telephone and utilities	4,454	7,224
Travel and automobile	8,397	7,177
	1,185,628	1,162,453

Balance, beginning of period	7,051,190	7,023,802
	8,236,818	8,186,255

Less: Charged to inventory	(654,000)	(863,254)

Net crop costs, end of period	$ 7,582,818	$ 7,323,001

Comprised of:
Current portion expected to be harvested and marketed within one year	$ 2,400,000	$ 2,900,000
Balance expected to be harvested after one year	5,182,818	4,423,001

	$ 7,582,818	$ 7,323,001

Notes to Consolidated Financial Statements

(expressed in Canadian dollars)

(Unaudited – Prepared by Management)

Three months ended September 30, 2003

1.

Interim unaudited financial statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2003.

2.

Net loss per share

Net loss per share is calculated by dividing net loss available to common shareholders, which includes preferred share dividends and royalty amount, by the weighted average number of shares outstanding.  The following table summarizes the calculation of basic and diluted earnings (loss) per share:

Three months ended September 30,	2003	2002

Net income	$ 141,825	$ 286,417
Preferred share dividends and royalty amount	(767,203)	(798,257)
	$ (625,378)	$ (511,840)
Weighted average number of shares outstanding	12,439,945	10,085,469
Basic and diluted loss per share	$ (0.05)	$ (0.05)

Fully diluted loss per share has not been presented as outstanding stock options, debt conversions, and preferred share conversions are anti-dilutive.

3.

Capital stock

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Convertible Preferred Shares without par value

Issued and outstanding:

	September 30, 2003	June 30, 2003
Common Shares (a)	$ 22,743,342	$ 22,641,042
Class “A” Preferred Shares (b)	18,886,057	19,131,566
Unpaid dividends and royalties (c)	10,981,563	10,214,360
	$ 52,610,962	$ 51,986,968

(a)

Common Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	2,816,794	$ 19,843,918
Preferred share conversions	4,332,121	2,012,689
Settlement of debt	154,412	52,500
Balance, June 30, 2002	7,303,327	21,909,107
Preferred share conversions	5,107,495	731,935
Balance, June 30, 2003	12,410,822	22,641,042
Preferred share conversions	121,786	102,300
Balance, September 30, 2003	12,532,608	$ 22,743,342

On September 8, 2003, a preferred shareholder converted 102,300 Class “A” Preferred Shares into 121,786 Common Shares at a price of $0.84 per share.

(b)

Preferred Shares issued:

	Number of shares	Amount
Balance, June 30, 2001	23,685,700	$ 22,326,326
Original principal amount of bonds converted	160,000	160,000
Unamortized bond discount of bonds converted	-	(10,000)
Conversion option attributable to bonds converted	-	29,148
Accrued interest on bonds converted	38,583	38,583
Total carrying value of bonds converted to preferred shares	198,583	217,731
Preferred share issue costs	-	(630,283)
Preferred shares issued in settlement of debt	536,283	536,283
Preferred shares converted to common shares	(2,012,689)	(2,012,689)
Balance, June 30, 2002	22,407,877	20,437,368
Preferred share issue costs	-	(573,867)
Preferred shares converted to common shares	(731,935)	(731,935)
Balance, June 30, 2003	21,675,942	19,131,566
Preferred share issue costs	-	(143,209)
Preferred shares converted to common shares	(102,300)	(102,300)
Balance, September 30, 2003	21,573,672	$ 18,886,057

(c)

Unpaid dividends and royalties:

Amount
Balance, June 30, 2001	$ 3,980,141
Cumulative unpaid dividends on preferred shares	2,863,271
Cumulative unpaid royalties on Royalty Participation Units	475,900
Balance, June 30, 2002	7,319,312
Cumulative unpaid dividends on preferred shares	2,722,309
Cumulative unpaid royalties on Royalty Participation Units	172,739
Balance, June 30, 2003	10,214,360
Cumulative unpaid dividends on preferred shares	677,316
Cumulative unpaid royalties on Royalty Participation Units	89,887
Balance, September 30, 2003	$ 10,981,563

4.

Related party transactions

During the period ended September 30, 2003, the following transactions with related parties occurred:

(a)

The Company paid $61,500 (2002 - $61,500) to a management company with directors in common for office and administrative services.

(b)

The Company has recorded as payable $135,556 (2002 - $136,380) to a management company with directors in common for annual asset management services for its preferred shares.

IMPERIAL GINSENG PRODUCTS LTD.

Schedule B – Supplementary Information

Three months ended September 30, 2003

1.

Analysis of expenses and deferred costs:

(a)

Deferred costs:

See Consolidated Schedules of Ginseng Crop Costs - Schedule A.

(b)

Cost of sales:

Ginseng root	$ -
Drying and processing costs	-
Consumer products	62,756
$ 62,756

2.

Related party transactions:

See Consolidated Financial Statements – Note 4 incorporated into Schedule A.

3.

Summary of securities issued and options granted during the period:

(a)

Securities issued during the period:

Date	Type of Issue	Number	Price	Total Cash Proceeds	Commission Paid	Agent’s Warrants Issued
Sept. 8/03	Common Shares	121,786	$0.84	Preferred share conversion	Nil	Nil

(b)

Options granted during the period:

There were no options granted during the period.

4.

Summary of securities as at September 30, 2003:

(a)

Authorized share capital:

100,000,000 Common Shares without par value

100,000,000 Class “A” Preferred Shares with a par value of $1 each

100,000,000 Class “B” Convertible Preferred Shares without par value

(b)

Shares issued and outstanding at June 30, 2003:

Issued and outstanding:	# of shares	Amount
Common shares	12,532,608	$ 22,743,342
Class “A” Preferred Shares	21,573,672	18,886,057
Unpaid dividends and royalties		10,981,563
		$ 52,610,962

See also Consolidated Financial Statements – Note 3 incorporated into Schedule A.

(c)

Summary of options, warrants and convertible securities outstanding at September 30, 2003:

Options	Amount	Exercise Price	Expiry Date
Employee incentive stock options	1,385,000	$0.06	May 22, 2008

Convertible Securities	Amount	Conversion Price	# of Common Shares
1998 Bonds	61,000	$2.06 – $2.85	24,980
Class “A” Preferred Shares	21,573,642	$0.70 - $3.50	13,704,335

(d)

Shares in escrow or subject to a pooling agreement:

There were no shares in escrow or subject to a pooling agreement.

(e)

List of directors and officers:

Stephen P. McCoach	Director and Co-Chairman
Hugh R. Cartwright	Director and Co-Chairman
James S. Chang	Director and President
Joseph A. Rogers	Director
Maurice Levesque	Director
Dr. Aik Ping Eng	Director
Robert Geier	Vice President, Ontario Operations
Hilary Madore	Vice President, Finance

IMPERIAL GINSENG PRODUCTS LTD.

Schedule C – Management Discussion and Analysis

Three months ended September 30, 2003

Description of Business

Imperial Ginseng Products Ltd. ("the Company") is incorporated under the Company Act of British Columbia.  The Company cultivates, processes, and markets North American Ginseng and Consumer Products in North America and Asia.

Results of Operations

For the three-month period ended September 30, 2003, the Company reports revenues of $154,578 and net income of $141,825 or $0.05 loss per share.  This compares to revenues of $761,513 and net income of $286,417 or $0.05 loss per share for the same period in the prior year.

The decrease in revenue from the prior period can be attributed to virtually all root from the fall 2002 harvest being sold during the fiscal year 2003 with nominal inventory carryover.

Interest expense for the three-month period ended September 30, 2003 is $53,939 less than the same period in the prior year due to settlement of term debt obligations during fiscal 2003 and 2002.

Marketing for the three-month period ended September 30, 2003 is $14,557 less than the same period in the prior year due to decreased commission from lower sales of root.

Rent for the three-month period ended September 30, 2003 is $10,461 greater than the same period in the prior year due to the new retail store that was opened in May 2003.

During the three-month period ended September 30, 2003 and 2002, certain assets at the Company’s British Columbia farm were disposed of resulting in gains as disposal proceeds were in excess of book value.

During the three-month period ended September 30, 2003 and 2002, bonds were settled for amounts less than face value resulting in a gain being record for these transactions.  In addition, amounts previously accrued as interest payable, were reversed.

Financial Condition

Farm Operations:

During the first quarter of fiscal 2004, the Company commenced its planting and harvesting activities.  The Company estimates that it will plant approximately 150 acres of ginseng at its Ontario farm and harvest a total of 153 acres between its British Columbia and Ontario farms.

Subsequent to the planned fall 2003 activities, the Company will have approximately 550 acres under cultivation located solely at the Ontario farm.

Related Party Transactions and Balances:

a) Management Company

During 1999, a management company with directors in common was requested to consult with and advise the Company with respect to restructuring its term debt obligations.  As a result, the management company was engaged to structure, package, market and administer the conversion of term debt obligations to convertible Class “A” Preferred Shares.  The management company is compensated for such services by a one-time service charge of 6% of the face value of Convertible Bonds or Preferred Shares issued either by way of term debt converted to Preferred Shares or through the issue of Preferred Shares by way of private placements and an annual asset management service charge of 2.5%.  For the three-month period ended September 30, 2003, the Company was charged and accrued $nil and $135,556, respectively for these services.  At September 30, 2003, $823,897 is owing to this management company and is included in accounts payable.  The amount is due on demand, unsecured and non-interest bearing.  (See subsequent event)

In addition, the management company provides administrative and office services and the Company was charged $46,125, $4,920, and $10,455 for salaries, rent, and office services, respectively.

Investor Relations:

The Company currently has no agreements in place for which investor services are provided.

Subsequent Event

On October 14, 2003, the Company settled its debt of $823,897 owing to the management company with the assignment of its net equity in land and building owned pursuant to an undivided interest in a joint venture ginseng processing facility located in Kamloops, B.C.  The net equity the Company has in the land and building is approximately $178,000.  The resulting gain to the Company on settlement of approximately $646,000 will be recorded in the financial statements for the 2nd quarter of fiscal 2004.

Financing Activities

During the period the Company determined that it was required to continue to suspend payment of dividends on its Class “A” Preferred Shares and interest on all of its previously issued convertible bonds.  As at September 30, 2003 cumulative unpaid dividends and interest in arrears are $9,484,559 and $325,547, respectively.

During the three-month period ended September 30, 2003, the Company negotiated and settled $313,000 of term debt, and realized a gain on settlement of the term debt of $51,950.  In addition, $157,906 previously accrued as interest expense was reversed.

Liquidity and Financial Position

At September 30, 2003, the Company had total assets of $10,499,960 as compared with $9,016,001 at June 30, 2003.  This increase is primarily due to the investment into ginseng crop costs for on-going maintenance of the crops and the planting expenditures for new seeding.

Working capital decreased from $277,832 at June 30, 2003 to negative $1,229,644 at September 30, 2003 and the current ratio decreased from 0.92 at June 30, 2003 to 0.75 at September 30, 2003.  These differences are primarily due to the increased utilization of the Company’s bank line of credit for expenditures incurred for seeding and harvest activities prior to having the final root product available for sale.  The selling of the root usually takes place during the Company’s 2nd and 3rd quarters of the fiscal year.

Total term debt, net of discount, decreased from $833,290 at June 30, 2003 to $523,092 at September 30, 2003 due to bond settlements.

IMPERIAL GINSENG

PRODUCTS LTD.

P.O. Box 11549, Suite 1601 - 650 West Georgia Street, Vancouver, BC, Canada, V6B 4N7

Telephone: (604) 689-8863 - Facsimile: (604) 689-8892

November 26, 2003

B.C. Securities Commission

Suite 200, 865 Hornby Street

Vancouver, BC

V6Z 2H4

Dear Sirs:

Re:

Sedar Filing - Imperial Ginseng Products Ltd. Interim Financial Statements for the three-month period ended September 30, 2003

Including in this electronic filing is Imperial Ginseng Products Ltd.’s Quarterly and Year-End Report Form 51-901F with Schedule’s A, B and C for the three-month period ended September 30, 2003.

We confirm that on Wednesday, November 26th, 2003 the attached materials were mailed to those shareholders requesting it.

Please call should you have any questions or require any additional information.

Sincerely,

IMPERIAL GINSENG PRODUCTS LTD.

“Hilary Madore”

Hilary S.A. Madore, CMA

Vice President, Finance

/hm

Attachments

Imperial Ginseng Products Ltd.

Suite 1601 - 650 West Georgia Street

Vancouver, British Columbia

Canada   V6B 4N7

Tel.: (604) 689-8863

Fax: (604) 689-8892

TSX Venture Exchange: IGP

NASD OTC Board: IGPFF

November 26, 2003

PRESS RELEASE

Imperial Ginseng Products Ltd. Reports First Quarter 2004

Fiscal Year Results and Settlement of Debt

VANCOUVER, BRITISH COLUMBIA – For the three-month period ended September 30, 2003, the Company reports revenues of $154,578 and net income of $141,825 or $0.05 loss per share.  This compares to revenues of $761,513 and net income of $286,417 or $0.05 loss per share for the same period in the prior year.  Comparative figures for revenues, net loss and loss per share are as follows:

Three months ended September 30,	2003 ($millions)	2002 ($millions)
Revenue	0.15	0.76
Cost of sales	0.06	0.59
Gross profit	0.09	0.17
G & A expenses	0.23	0.27
Gain on settlement of debt	0.26	0.37
Net income	0.14	0.29

Weighted average shares outstanding	12,439,945	10,085,469
Loss per share	$0.05	$0.05

Due to lower inventory carried over from the prior year, as well as management’s decision to delay harvesting its Ontario gardens until late in October of 2003, sales revenue in the first quarter of fiscal 2004 of $0.15 million was composed entirely of value-added product sales.  Gross profit for the Company also decreased due to lower sales revenue achieved.  Sales revenue is expected to pick up in the second and the third quarters of fiscal 2004, when the new fall 2003 crop is ready for the market.

General and administrative expenses decreased to $0.23 million, down 17% from the same period in the prior year, mainly due to continued savings in interest and general office expenses.  During the first quarter of fiscal 2004 the Company continued to settle certain debenture obligations specifically secured by the Company’s assets in British Columbia.  As a result of these settlements, the Company realized non-cash income of $0.14 million due mainly to the reversal of previously accrued interest.

During this first quarter of fiscal 2004, the Company commenced its planting and harvesting activities.  As at the time of this press release the Company has completed its planting and harvesting in Ontario and has significantly completed the harvesting in British Columbia.  Despite the late harvest season, and the much-strengthened Canadian dollar, management expects the upward price trend, which started in fiscal 2002, to continue over the next 2-4 years.

Subsequent event

Subsequently to the end of the first quarter of fiscal 2004, and as a result of the Board’s decision to close the Company’s British Columbia operations after the fall 2003 harvest, the Company assigned its 49% undivided net equity in land and building in its joint venture ginseng processing facility (“Joint Venture”) located in Kamloops, British Columbia to Qwest Bancorp Corp. (“Qwest”), a company with directors in common.  This assignment was made pursuant to an agreement with Qwest to settle the Company’s debt owing of $823,897.  The net equity of the Company in the land and building was approximately $178,000. The resulting gain on settlement of this debt of approximately $646,000 will be recorded in the financial statements for the 2nd quarter of fiscal 2004.

This press release may contain forward-looking statements that reflect the Company’s current expectation regarding future events.  The forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to the success of the Company’s horticultural operations and the strength of the economies and currencies of Asian countries.  Investors should consult the Company’s ongoing quarterly filings, annual reports and Form 20-F for additional information on risks and uncertainties relating to the forward-looking statements.  The corporation disclaims any obligations to update these forward-looking statements.

On behalf of the Board of Directors of

IMPERIAL GINSENG PRODUCTS LTD.

“James S. Chang”

James S. Chang, MA, MBA, CPA

President and Chief Executive Officer

This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and section 151 of the Securities Rules.

BC FORM 53 – 901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1:

Reporting Issuer

Imperial Ginseng Products Ltd. (the “Company”)

Item 2:

Date of Material Change

November 13, 2003

Item 3:

Press Release

CCN Matthews	November 26, 2003
SEDAR	November 26, 2003
Canada Stock Watch	November 26, 2003
Market News Publishing Inc.	November 26, 2003
NASDAQ (US)	November 26, 2003

Item 4.

Summary of Material Change

As a result of the Board’s decision to close the Company’s British Columbia operations after the fall 2003 harvest, the Company assigned its 49% undivided net equity in land and building in its joint venture ginseng processing facility (“Joint Venture”) located in Kamloops, British Columbia to Qwest Bancorp Corp. (“Qwest”), a company with directors in common.  This assignment was made pursuant to an agreement with Qwest to settle the Company’s debt owing of $823,897.  The net equity of the Company in the land and building was approximately $178,000. The resulting gain on settlement of this debt of approximately $646,000 will be recorded in the financial statements for the 2nd quarter of fiscal 2004.

Item 5.

Full Description of Material Change

See Item 4.

Item 6.

Reliance on section 85(2) of the Act

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Senior Officers

Name:

James Chang

Title:

President and Chief Executive Officer

Phone No.:

(604) 689-8863

Name:

Stephen P. McCoach

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Name:

Hugh R. Cartwright

Title:

Co-Chairman

Phone No.:

(604) 689-8863

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 1, 2003

“James Chang”

Date

Signature

James S. Chang

Name of Officer

President & Chief Executive Officer

Title of Officer

Vancouver, British Columbia

Place